Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$61,529	$67,122	$112,147	$114,972
Interest and other debt expense (1)	16,762	18,958	33,205	39,118
Interest portion of rental expense	142	133	285	269
Earnings before fixed charges	$78,433	$86,213	$145,637	$154,359

Fixed charges:
Interest and other debt expense (1)	$16,762	$18,958	$33,205	$39,118
Interest portion of rental expense	142	133	285	269
Capitalized interest	189	101	361	162
Total fixed charges	$17,093	$19,192	$33,851	$39,549

Ratio of earnings to fixed charges	4.59	4.49	4.30	3.90
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(1) Includes a loss on early extinguishment of debt of $1.5 million for the six months ended June 30, 2014.